Exhibit 99.1

Monroe Capital Management Advisors, LLC

311 South Wacker Drive, Suite 6400

Chicago, Illinois 60606

July 7, 2025

Monroe Capital Enhanced Corporate Lending Fund

311 South Wacker Drive

Suite 6400
Chicago, IL 60606

Attn: Theodore L. Koenig

Re:	Waiver of Certain Advisory Fees

Dear Mr. Koenig:

Reference is hereby made to the Investment Advisory Agreement, dated July 7, 2025 (as may be amended and restated from time to time, the “Investment Advisory Agreement”), by and between Monroe Capital Enhanced Corporate Lending Fund (the “Fund”) and Monroe Capital Management Advisors, LLC (the “Adviser”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Investment Advisory Agreement.

Base Management Fee

Effective as of July 7, 2025 and through December 31, 2026 (the “Advisory Fee Waiver Period”), the Adviser hereby agrees to calculate the Management Fee as indicated below (referred to below as the “Reduced Management Fee”) and to permanently waive such portion of the Management Fee that is in excess of the Reduced Base Management Fee that the Adviser would otherwise be entitled to receive under the Investment Advisory Agreement. No portion of the Management Fee waived shall be subject to recoupment.

During the Advisory Fee Waiver Period, the Reduced Management Fee shall be payable monthly in arrears based on the average value of the Fund’s total assets (which includes assets financed using leverage) as of the beginning and end of the relevant calendar month (the “Average Total Assets”). The Reduced Management Fee shall be calculated at an annual rate of 0.95% of Average Total Assets; provided, however, that no Reduced Management Fee will be charged on the value of the Fund’s total assets that is below an asset coverage ratio of 200% calculated in accordance with Sections 18 and 61 of the 1940 Act.

Incentive Fee

During the Advisory Fee Waiver Period, the Adviser hereby agrees to waive all and any portion of the Incentive Fee that the Adviser would be entitled to receive under the Investment Advisory Agreement. No portion of such waived Incentive Fee shall be subject to recoupment.

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This Waiver Letter shall be governed, construed and interpreted in accordance with the laws of the State of New York, provided, however, to the extent that the Fund is subject to the 1940 Act and the rules and regulations thereunder, that nothing herein shall be construed as being inconsistent with the 1940 Act.

This Waiver Letter may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Counterparts may be delivered by e-mail (including Portable Document Format (.pdf) or any electronic signature complying with the Electronic Signatures in Global and National Commerce (ESIGN) Act of 2000 (e.g., www.docusign.com)) or other transmission method, and any counterpart so delivered shall be deemed to constitute an original signature, have been duly and validly delivered and be deemed the same as a handwritten signature for the purposes of validity, enforceability and admissibility pursuant to the ESIGN Act, the Uniform Electronic Transactions Act (UETA) model law or similar applicable laws.

[Signature page to follow]

Sincerely yours,

MONROE CAPITAL MANAGEMENT ADVISORS, LLC

By:	/s/ Peter Gruszka
Name:	Peter Gruszka
Title:	Authorized Signatory

Acknowledged and Agreed:

MONROE CAPITAL ENHANCED CORPORATE LENDING FUND

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig
Title:	Trustee

[Signature Page to M-LEND/MCMA Advisory Fee Waiver Letter]